PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 59 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                             March 8, 1996
                                                                Rule 424(b)(3)
                                  $15,000,000

                           Morgan Stanley Group Inc.

                          MEDIUM-TERM NOTES, SERIES C
                   EQUITY LINKED NOTES DUE DECEMBER 1, 1997

The Equity Linked Notes due December 1, 1997 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley Group Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes
- Fixed Rate Notes" and      " - Notes Linked to Commodity Prices, Equity
Indices or Other Factors." The Notes are being issued in minimum denominations of $1,000 and will mature on December 1, 1997 (the "Maturity Date"). The Notes will bear interest at the rate of 3.0% per annum payable semi-annually on June 1, 1996, December 1, 1996, June 1, 1997 and December 1, 1997. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

At maturity, the holder of each Note will receive the par amount of such Note plus an amount (the "Supplemental Redemption Amount") based on the percentage decrease, if any, in the Final Index Value (as defined herein) of the S&P 500 Composite Stock Price Index (the "S&P 500 Index"), as calculated by Standard & Poor's ("S&P"), a Division of the McGraw-Hill Companies, Inc., from the Initial Index Value (as defined herein), as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will be calculated on the Determination Date (as defined herein) and will equal the product of (i) the par amount of such Note,
(ii) .86 and (iii) a fraction the numerator of which shall be the Initial Index Value less the Final Index Value, and the denominator of which shall be the Initial Index Value. The Supplemental Redemption Amount cannot be less than zero. Notwithstanding the above, if the 10 Year CMT Rate (as defined herein) at approximately 3:00 p.m. on the second Business Day prior to maturity is less than 2.0%, the Supplemental Redemption Amount shall be zero. The Initial Index Value has been set to equal 642.73. The Final Index Value will equal the S&P 500 Index closing value on the earlier of (i) the Early Calculation Date (as defined herein) and (ii) March 13, 1997, except in the case of certain Market Disruption Events (as defined herein). If the Final Index Value is equal to or greater than the Initial Index Value, the holder of each Note will be repaid the par amount of such Note, but will not receive any Supplemental Redemption Amount.

For information as to the calculation of the Supplemental Redemption Amount, and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Index Value," "Determination Date" and "United States Federal Taxation" in this Pricing Supplement.

The Company will cause the "Supplemental Redemption Amount" to be determined by Morgan Stanley & Co. Incorporated (the "Calculation Agent") for Chemical Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 through PS-7 herein.
                               ________________

                                  PRICE 100%
                               ________________

                          Price to Public(1)      Agent's Commissions(2)      Proceeds to Company(1)
                         --------------------    ------------------------    ------------------------

 Per Note............            100%                     0.25%                       99.75%
 Total...............        $15,000,000                 $37,500                   $14,962,500

_______________

(1) Plus accrued interest, if any, from March 13, 1996.
(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.

                           MORGAN STANLEY & CO.
                               Incorporated


Principal Amount:..............  $15,000,000

Maturity Date:.................  December 1, 1997

Interest Payment Dates:........  June 1, 1996, December 1, 1996, June 1, 1997
                                 and December 1, 1997

Interest Rate:.................  3.0% per annum

Specified Currency:............  U.S. Dollars

Issue Price:...................  100%

Settlement Date (Original Issue
Date):.........................  March 13, 1996

Book Entry Note or Certificated
Note:..........................  Book Entry

Senior Note or Subordinated
  Note:........................  Senior

Minimum Denominations:.........  $1,000

Trustee:.......................  Chemical Bank

Maturity Redemption Amount:....  At maturity (including as a result of acceleration or otherwise), the holder of each Note will receive the par amount of such Note plus the Supplemental Redemption Amount, if any.

Supplemental Redemption
Amount:........................  The Supplemental Redemption Amount payable with respect to each Note at maturity shall be calculated on the Determination Date (as defined below) and shall be an amount equal to the greater of (a) the product of (i) the par amount of such Note, (ii) .86 and (iii) a fraction the numerator of which shall be the Initial Index Value less the Final Index Value and the denominator of which shall be the Initial Index Value and (b) zero. The Supplemental Redemption Amount is described by the following formula:

                      Par x .86 x (Initial Index Value - Final Index Value)
                                  -----------------------------------------
                                             Initial Index Value

                                 Notwithstanding the above, if the 10 Year CMT Rate (as defined below and determined by the Calculation Agent) at approximately 3:00 p.m. on the second Business Day prior to maturity is less than 2.0%, the Supplemental Redemption Amount shall be zero.

                                 The Company shall cause the Calculation Agent to provide written notice to the holder of each Note and to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.


Initial Index Value:...........  The Initial Index Value is 642.73.

Final Index Value:.............  The Final Index Value shall be the Index
                                 Closing Value (as defined below) on the
                                 Determination Date, as determined by the Calculation Agent.

Index Closing Value:...........  The Index Closing Value, as of the
                                 Determination Date, will equal the closing value of the S&P 500 Index or any Successor Index (as defined below) at the regular official weekday close of trading on such Determination Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation."

                                 References herein to the S&P 500 Index shall be deemed to include any Successor Index, unless the context requires otherwise.

Trading Day:...................  A day on which trading is generally conducted
                                 (i) on the New York Stock Exchange ("NYSE"), the American Stock Exchange, Inc. ("AMEX"), and the NASDAQ National Market ("NASDAQ NMS"), (ii) on the Chicago Mercantile Exchange and (iii) on the Chicago Board of Options Exchange, as determined by the Calculation Agent.

Determination Date:............  The Determination Date shall be the earlier of (i) the Early Calculation Date and (ii)
                                 March 13, 1997 or, if either such date is not a Trading Day, the next succeeding Trading Day, unless there is a Market Disruption Event on such Trading Day. If a Market Disruption Event occurs on any such Trading Day, the Determination Date shall be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding the Early Calculation Date (if applicable) or March 13, 1997, then (i) such fifth succeeding Trading Day will be deemed to be the relevant Determination Date, notwithstanding the occurrence of a Market Disruption Event on such day and (ii) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the S&P 500 Index on such fifth Trading Day in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Trading Day of each security most recently comprising the S&P 500 Index.

Early Calculation Date:........  On any Trading Day prior to March 13, 1997, the holders of 100% of the Notes will have the right (the "Early Calculation Right"), upon completion by such holders and delivery to the Company and the Calculation Agent of the "Official Notice of Early Calculation" (in the form of Annex A attached hereto) prior to 11:00 a.m. New York City time on such date, to elect such date as the Determination Date on which the Final Index Value and consequently the Supplemental Redemption Amount shall be calculated with respect to 100% of the Notes except in the case of certain Market Disruption Events (as defined herein), and, in the case of the determination of the Supplemental Redemption Amount, subject to the provisions described in "Supplemental Redemption Amount" above. Notwithstanding that such holders elect to exercise the Early Calculation Right, the Final Index Value, the Supplemental Redemption Amount and the Maturity Redemption Amount will be determined as set forth above.

Market Disruption Event:.......  "Market Disruption Event"  means, with respect to the S&P 500 Index:

                                 (i) a suspension, absence or material
                                 limitation of trading of 100 or more of the securities included in the S&P 500 Index on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the S&P 500 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                 (ii) a determination by the Calculation Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in a futures or options contract on the S&P 500 Index by the primary securities market related to such contract by reason of (x) a price change exceeding limits set by such exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the S&P 500 Index and
                                 (5) an "absence of trading" on the primary market on which futures or options contracts related to the S&P 500 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

10 Year CMT Rate:..............  The 10 Year CMT Rate with respect to this
                                 Note shall be the rate for a 10 year period of maturity displayed on Telerate Page 7055 for "Daily Treasury Constant Maturities and Money Markets/Federal Reserve Board Release H.15" (or such other page as may replace that page on such service for the purpose of displaying rates or prices comparable to the 10 Year CMT Rate, as determined by the Calculation Agent) as of approximately 3:00 p.m., New York City time on the applicable Business Day. If such rate is not available by approximately 3:00 p.m., New York City time on the second Business Day prior to maturity (the "CMT Calculation Date"), then the 10 Year CMT Rate with respect to this Note shall be the bond equivalent yield to maturity of the arithmetic mean (as calculated by the Calculation Agent) of the secondary market bid rates, as of approximately 3:00 p.m., New York City time, on such CMT Calculation Date reported by three leading primary United States government securities dealers in The City of New York selected by the Calculation Agent, for the most recently issued direct noncallable fixed rate Treasury Bills with an original maturity approximately equal to ten years; provided, however, that if the dealers selected as aforesaid by the Calculation
                                 Agent are not quoting bid rates as mentioned in this sentence, the 10 Year CMT Rate with respect to this Note will be the same as the 10 Year CMT Rate for the immediately preceding Business Day for which such 10 Year CMT Rate can be determined as described above.

Calculation Agent:.............  Morgan Stanley & Co.  Incorporated ("MS &
                                 Co.")

                                 All determinations made by the Calculation
                                 Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value, the 10 Year CMT Rate or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional security, including the following.

                                 If the Final Index Value of the S&P 500 Index exceeds or is equal to the Initial Index Value, the holders of the Notes will receive only the par amount of each Note at maturity plus accrued interest. In addition, an investor in the Notes will not benefit from the payment of dividends on the stocks underlying the S&P 500 Index. Because the Final Index Value will be based upon the closing value of the S&P 500 Index on a specified day (the Determination Date), a significant decrease in the S&P 500 Index subsequent to issuance may be substantially or entirely offset by subsequent increases in the value of the S&P 500 Index on or prior to the Determination Date.

                                 The Interest Rate is less than that which would be payable on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Original Issue Date. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on such a conventional fixed-rate debt security.

                                 The return of only the par amount of a
                                 Note at maturity plus accrued interest may not compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money.

                                 The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the S&P 500 Index, dividend rates on the stocks underlying the S&P 500 Index, the time remaining to the Determination Dates and to the maturity of the Notes and market interest rates. In addition, the Final Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the depreciation or appreciation of the S&P 500 Index from the Initial Index Value through the Determination Date. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the S&P 500 Index or the Final Index Value, if determined, is above, equal to, or not sufficiently below the Initial Index Value.

                                 The historical S&P 500 Index values should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. While the trading prices of the stocks underlying the S&P 500 Index will determine the value of the S&P 500 Index, it is impossible to predict whether the value of the S&P 500 Index will fall or rise. Trading prices of the stocks underlying the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of S&P concerning additions, deletions and substitutions of the stocks underlying the S&P 500 Index and the manner in which S&P takes account of certain changes affecting such underlying stocks may affect the value of the S&P 500 Index. The policies of S&P with respect to the calculation of the S&P 500 could also affect the value of the S&P 500 Index. S&P may discontinue or suspend calculation or dissemination of the S&P 500 Index. Any such actions could affect the value of the Notes. See "S&P 500 Index" and "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value, the 10 Year CMT Rate or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MS & Co., as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Final Index Value that the Calculation Agent may be required to make prior to its dissemination. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 If a bankruptcy proceeding is commenced in respect of the Company, the claim of a holder of a Note may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the par amount of such Note plus accrued interest.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

S&P 500 Index:.................  The S&P 500 Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

                                 The S&P 500 Index is calculated using a
                                 base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period").

                                 An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

                                 The actual total Market Value of the
                                 Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance").

                                 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

                                 To prevent the value of the Index from
                                 changing due to corporate actions, all
                                 corporate actions which affect the total
                                 Market Value of the Index require an Index
                                 Divisor adjustment.  By adjusting the Index
                                 Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

                                 The table below summarizes the types of S&P
                                 500 Index maintenance adjustments and
                                 indicates whether or not an Index Divisor adjustment is required.

                                                                                            Divisor
Type of Corporate                                                                         Adjustment
     Action                                Adjustment Factor                                Required
-----------------                          -----------------                               ----------


  Stock split                            Shares Outstanding multiplied by 2;                   No
  (i.e. 2x1)                             Stock Price divided by 2

  Share issuance                         Shares Outstanding plus newly issued Shares          Yes
  (i.e. Change > 5%)

  Share repurchase                       Shares Outstanding minus Repurchased Shares          Yes
  (i.e. Change > 5%)

  Special cash dividends                 Share Price minus Special Dividend                   Yes
  Company change                         Add new company Market Value minus old               Yes
                                         company Market Value

  Rights offering                        Price of parent company minus                        Yes
                                         Price of Rights
                                         ---------------
                                            Right Ratio

  Spinoffs                               Price of parent company minus                        Yes
                                           Price of Spinoff Co.
                                         ----------------------
                                          Share Exchange Ratio


                                 Stock splits and stock dividends do not
                                 affect the Index Divisor of the S&P 500
                                 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

                                 Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

                  Post-Event Aggregate Market Value = Pre-Event Index Value
                  ---------------------------------
                             New Divisor

                 New Divisor =  Post-Event Aggregate Market Value
                                ---------------------------------
                                       Pre-Event Index Value

                                 A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

Hypothetical Supplemental
Redemption Amount:.............  The following table illustrates, for a range of hypothetical Final Index Values, the Supplemental Redemption Amount for each $1,000 par amount of Notes.


          Hypothetical                    Hypothetical
             Final                   Supplemental Redemption
          Index Value                       Amount
         -------------              -------------------------

             800.0                             $0
             750.0                             $0
             700.0                             $0
             642.73                            $0
             600.0                           $57.17
             550.0                           $124.08
             500.0                           $190.98
             450.0                           $257.88

                                 The above figures are for purposes of
                                 illustration only.  The actual Supplemental
                                 Redemption Amount, if any, will depend
                                 entirely on the actual Final Index Value.
                                 See "Final Index Value" and "Supplemental
                                 Redemption Amount" above.



Discontinuance of the
S&P 500 Index; Alteration of
Method of Calculation:.........  If S&P discontinues publication of the
                                 S&P 500 Index and S&P or another entity
                                 publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500 Index (such index being referred to herein as a "Successor Index"), then the relevant Index Closing Value shall be determined by reference to the value of such Successor Index at the close of trading on the NYSE, the AMEX, NASDAQ NMS or the relevant exchange or market for the Successor Index on the Determination Dates.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If S&P discontinues publication of the S&P
                                 500 Index prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Determination Date, the Calculation Agent shall determine the Index Closing Value that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Index Closing Value shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the S&P 500 Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

                                 If at any time the method of calculating the S&P 500 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500 Index or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York City on the Determination Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified
                                 (e.g., due to a split in the index), then the Calculation Agent shall adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Determination Date in
case of an Event of Default:...  In case an Event of Default with respect to any Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the par amount plus accrued interest plus the Supplemental Redemption Amount determined as though the Determination Date scheduled to occur on or after such date of acceleration were the date of acceleration.

Public Information:............  All disclosure contained in this Pricing
                                 Supplement regarding the S&P 500 Index,
                                 including, without limitation, its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. Neither the Company nor the Agent take any responsibility for the accuracy or completeness of such information.

Historical Information:........  The following table sets forth the high and low daily closing values, as well as
                                 end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 1991 through March 7, 1996. The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the S&P 500 Index will decrease so as to cause the holders of the Notes to receive any Supplemental Redemption Amount (subject to the provisions described in "Supplemental Redemption Amount" above).


                                       Daily Index Closing Values
                                  ----------------------------------------
                                                                    Period
                                       High           Low            End
                                       ----           ---          ------
1991
            1st Quarter....           376.72         311.49         375.22
            2nd Quarter....           390.45         368.57         371.16
            3rd Quarter....           396.64         373.33         387.86
            4th Quarter....           417.09         375.22         417.09

1992
            1st Quarter....           420.77         403.00         403.69
            2nd Quarter....           418.49         394.50         408.14
            3rd Quarter....           425.27         409.16         417.80
            4th Quarter....           441.28         402.66         435.71

1993
            1st Quarter....           456.34         429.05         451.67
            2nd Quarter....           453.85         433.54         450.53
            3rd Quarter....           463.56         441.43         458.93
            4th Quarter....           470.94         457.48         466.45

1994
            1st Quarter....           482.00         445.55         445.76
            2nd Quarter....           462.37         438.92         444.27
            3rd Quarter....           476.07         446.13         462.71
            4th Quarter....           473.77         445.45         459.27

1995
            1st Quarter....           503.90         459.11         500.71
            2nd Quarter....           551.07         501.85         544.75
            3rd Quarter....           586.77         547.09         584.41
            4th Quarter....           621.69         576.72         615.93

1996
            1st Quarter
             (through March 7, 1996)  661.45         598.48         653.65


Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes, including hedging market risks associated with the Supplemental Redemption Amount. On the date of this Pricing Supplement, the Company, through its subsidiaries and others, hedged its anticipated exposure in connection with the Notes by the purchase and sale of exchange traded and over the counter options on the S&P 500 Index, individual stocks included in the S&P 500 Index, futures contracts on the S&P 500 Index and options on such futures contracts. Although the Company has no reason to believe that its hedging activity had a material impact on the price of such options, stocks, futures contracts, and options on futures contracts, there can be no assurance that the Company will not affect such prices as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling such instruments and any other instruments that it may wish to use in connection with such hedging. See also "Use of Proceeds" in the accompanying Prospectus.

License Agreement:.............  S&P and MS & Co. have entered into a non-exclusive license agreement providing for the license to MS & Co., and any of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the Notes.

                                 The license agreement between S&P and MS &
                                 Co. provides that the following language must be set forth in this Pricing Supplement:

                                 The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the Company or the Notes. S&P has no obligation to take the needs of the Company or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

                                 S&P DOES NOT GUARANTEE THE ACCURACY AND/OR
                                 THE COMPLETENESS OF THE S&P 500 INDEX OR
                                 ANY DATA INCLUDED THEREIN.  S&P MAKES NO
                                 WARRANTY, EXPRESS OR IMPLIED, AS TO
                                 RESULTS TO BE OBTAINED BY THE COMPANY,
                                 HOLDERS OF THE NOTES, OR ANY OTHER PERSON
                                 OR ENTITY FROM THE USE OF THE S&P INDEX OR
                                 ANY DATA INCLUDED THEREIN IN CONNECTION
                                 WITH THE RIGHTS LICENSED UNDER THE LICENSE
                                 AGREEMENT DESCRIBED HEREIN OR FOR ANY
                                 OTHER USE.  S&P MAKES NO EXPRESS OR
                                 IMPLIED WARRANTIES, AND HEREBY EXPRESSLY
                                 DISCLAIMS ALL WARRANTIES OF
                                 MERCHANTABILITY OR FITNESS FOR A
                                 PARTICULAR PURPOSE OR USE WITH RESPECT TO
                                 THE S&P 500 INDEX OR ANY DATA INCLUDED
                                 THEREIN.  WITHOUT LIMITING ANY OF THE
                                 FOREGOING, IN NO EVENT SHALL S&P HAVE ANY
                                 LIABILITY FOR ANY SPECIAL, PUNITIVE,
                                 INDIRECT OR CONSEQUENTIAL DAMAGES
                                 (INCLUDING LOST PROFITS), EVEN IF NOTIFIED
                                 OF THE POSSIBILITY OF SUCH DAMAGES.

                                 "Standard & Poor's[Registered]",
                                 "S&P[Registered]", "S&P 500[Registered]",
                                 "Standard & Poor's 500," and "500" are
                                 trademarks of McGraw-Hill, Inc. and have been licensed for use by MS & Co.

United States Federal Taxation:  The following discussion is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal Taxation" section in the accompanying Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below. In addition, this discussion addresses only initial holders purchasing at the Issue Price of the Notes and that do not hold the Notes as part of a hedging transaction or "straddle."

                                 The Notes will be treated as debt for
                                 United States federal income tax purposes.
                                 Under current law, the treatment of the
                                 Supplemental Redemption Amount feature is unclear. Prospective investors should consult with their tax advisors regarding the treatment of the Supplemental Redemption Amount. Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

                                 United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4(g) may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder may be required to account for the Notes in the manner prescribed in proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4(g). The Internal Revenue Service, however, would not be required to accept such method as correct.


                                                                       ANNEX A

                     OFFICIAL NOTICE OF EARLY CALCULATION

                                             Dated:  [Prior to March 13, 1997]




Morgan Stanley Group Inc.
1585 Broadway
New York, New York  10036

Morgan Stanley & Co. Incorporated, as
  Calculation Agent
1585 Broadway
New York, New York  10036
Fax No.: (212) 761-0028
(Att: Jerry Altomare)


Dear Sirs:

     Each of the undersigned holders of the Medium Term Notes, Series C Equity Linked Notes due December 1, 1997 (Equity Linked Notes) of Morgan Stanley Group Inc. (the "Notes"), representing in the aggregate 100% of the Notes, hereby represents that such holder owns directly or indirectly the principal amount of the Notes recorded in the space provided below such holder's signature and irrevocably elects to exercise the Early Calculation Right whereby the Determination Date shall be set as of the date hereof (or, if this letter is received after 11:00 a.m. on any day, as of the next day, provided that such day is prior to March 13, 1997), as described in Pricing Supplement No. 59 dated March 8, 1996 (the "Pricing Supplement") to the Prospectus Supplement dated March 29, 1995 and the Prospectus dated March 29, 1995 related to Registration Statement No. 33-57833. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement.
Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to each of us at the fax numbers indicated, whereupon the Final Index Value shall be determined as of such elected Determination Date. Such Final Index Value shall be used to determine the Supplemental Redemption Amount and the Maturity Redemption Amount in accordance with terms set forth in the Notes as described in the Pricing Supplement.

                                     Very truly yours

                                     _________________________________
                                        [Name of Holder]

                                     By:______________________________
                                        [Title]

                                     _________________________________
                                        [Fax No.]

                                     $
                                      ________________________________
                                        Principal Amount of
                                     Notes Held

                                     [Additional signature
                                     blocks, if more than one
                                     holder]